EXHIBIT 99.1


Risk Factors Relating to the Company

Continental's History of Operating Losses

Although Continental recorded net income of $224 million in 1995 and $272 million in the nine months ended September 30, 1996, it had experienced significant operating losses in the previous eight years. In the long term, Continental's viability depends on its ability to sustain profitable results of operations.

Leverage and Liquidity

Continental has successfully negotiated a variety of agreements to increase its liquidity during 1995 and 1996. Nevertheless, Continental remains more leveraged and has significantly less liquidity than certain of its competitors, several of whom have available lines of credit and/or significant unencumbered assets. Accordingly, Continental may be less able than certain of its competitors to withstand a prolonged recession in the airline industry.

As of September 30, 1996, Continental and its consolidated subsidiaries had approximately $1.7 billion (including current maturities) of long-term indebtedness and capital lease obligations and had approximately $870 million of minority interest, Continental-obligated mandatorily redeemable preferred securities of subsidiary trust, redeemable warrants, redeemable preferred stock and common stockholders' equity. Common stockholders' equity reflects the adjustment of the Company's balance sheet and the recording of assets and liabilities at fair market value as of April 27, 1993 in accordance with fresh start reporting.

During the first and second quarters of 1995, in connection with negotiations with various lenders and lessors, Continental ceased or reduced contractually required payments under various agreements, which produced a significant number of events of default under debt, capital lease and operating lease agreements. Through agreements reached with the various lenders and lessors, Continental has cured all of these events of default. The last such agreement was put in place during the fourth quarter of 1995.

As of September 30, 1996, Continental had approximately $865 million of cash and cash equivalents, including restricted cash and cash equivalents of $70 million. Continental does not have general lines of credit and has significant encumbered assets.

Continental had firm commitments with The Boeing Company ("Boeing") to take delivery of 43 new jet aircraft during the years 1997 through 2002. During the third quarter of 1996, Continental amended the terms of its commitments with Boeing to take delivery of a total of 61 jet aircraft during the years 1997 through 2003 with options for an additional 23 aircraft. These amendments changed the aircraft mix and timing of delivery of aircraft, in order to more closely match Continental's anticipated future aircraft needs. In addition, in October 1996, Continental placed an order for 60 firm 737-500 and 737-600 aircraft that will replace older, less efficient Stage 2 aircraft between August 1997 and December 1999. The estimated aggregate cost of the Company's firm commitment Boeing aircraft is in excess of $4 billion. The Company has commitments of approximately $1.4 billion of backstop financing for its Boeing aircraft orders. Continental currently plans to finance the indebtedness on its new aircraft using enhanced equipment trust certificates or similar financing, subject to availability and market conditions. However, further financing will be needed to satisfy the Company's capital commitments for new Boeing aircraft. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments. The Company has also entered into agreements with several outside parties to lease four DC-10-30 aircraft and to purchase three DC-10-30 aircraft and two MD-82 aircraft. These nine aircraft are expected to be delivered during the period from October 1996 through mid-year 1997, and the Company expects to finance the aircraft to be purchased from available cash or from third party sources.

In addition, in March 1996, Continental's wholly owned subsidiary, Continental Express, Inc. ("Express"), entered into an agreement to acquire eight new ATR aircraft. As of September 1996, five of these aircraft had been delivered. The aircraft are being accounted for as operating leases. In conjunction with the acquisition, the Company is returning eight older ATR aircraft accounted for as capital leases. As of September 1996, four of these aircraft had been returned. Also, in September 1996, Express announced an order for 25 firm EMB-145 50-seat regional jets with options for an additional 175 aircraft. Express plans to account for these aircraft as operating leases. Neither Express nor Continental will have any obligation to take aircraft which are not financed by a third party and leased to Express. Continental will guarantee Express' obligations under the operating leases. Express will take delivery of the 25 firm aircraft during the period from December 1996 through the third quarter of 1998.

For 1996, Continental expects to incur cash expenditures under operating leases relating to aircraft of approximately $568 million, compared with $521 million for 1995, and approximately $229 million relating to facilities and other rentals, the same amount as for 1995. In addition, Continental has capital requirements relating to compliance with regulations that are discussed below. See "Regulatory Matters."

In July 1996, Continental's 91%-owned subsidiary, Continental Micronesia, Inc. ("CMI"), consummated a $320 million secured term loan financing with a group of banks and other financial institutions. The loan was made in two tranches -- a $180 million five-year amortizing term loan with a floating interest rate of LIBOR plus 175 basis points and a $140 million seven-year amortization extended loan with a floating interest rate of LIBOR plus 200 basis points. The loan is secured by the stock of CMI and substantially all its unencumbered assets, consisting primarily of CMI's route authorities, and is guaranteed by Continental and Air Micronesia, Inc. ("AMI") (CMI's parent company).

CMI used the net proceeds of the financing to prepay $160 million in principal amount of indebtedness to an affiliate of General Electric Company (General Electric Company and affiliates, collectively "GE") and to pay transaction costs, and Continental used the $136 million in proceeds received by it as an indirect dividend from CMI, together with approximately $28 million in cash on hand, to prepay approximately $164 million in principal amount of indebtedness to GE. The bank financing does not contain any restrictive covenants at the Continental parent level, and none of the assets of Continental Airlines, Inc. (other than its stock in AMI) is pledged in connection with the new financing.

The bank financing contains significant financial covenants relating to CMI, including maintenance of a minimum fixed charge coverage ratio, a minimum consolidated net worth and minimum liquidity, and covenants restricting CMI's leverage, its incurrence of certain indebtedness and its pledge of assets. The financial covenants also limit the ability of CMI to pay dividends to Continental.

In July 1996, the Company announced its plan to expand its gates and related facilities in Terminal B, as well as planned improvements at Terminal C, at Continental's Houston Intercontinental Airport hub. The expansion is expected to cost approximately $115 million, which the Company expects will be funded principally by the issuance of tax-exempt debt by the applicable municipal authority. In connection therewith, the Company expects to enter into long-term leases (or amendments to existing leases) with the applicable municipal authority containing rental payments sufficient to service the related tax-exempt debt.

Aircraft Fuel

Since fuel costs constitute a significant portion of Continental's operating costs (approximately 12.5% for the year ended December 31, 1995 and 12.8% for the nine months ended September 30, 1996), significant changes in fuel costs would materially affect the Company's operating results. Jet fuel prices have recently increased. Fuel prices continue to be susceptible to international events, and the Company cannot predict near or longer-term fuel prices. The Company has entered into petroleum option contracts to provide some short-term protection (currently approximately six months) against a sharp increase in jet fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result.

Certain Tax Matters

The Company's United States federal income tax return reflects net operating loss carryforwards ("NOLs") of $2.6 billion, subject to audit by the Internal Revenue Service, of which $1.3 billion are not subject to the limitations of Section 382 of the Internal Revenue Code ("Section 382"). As a result, the Company will not pay United States federal income taxes (other than alternative minimum tax) until it has recorded approximately an additional $1.3 billion of taxable income following December 31, 1995. For financial reporting purposes, Continental began accruing tax expense on its income statement during the second quarter of 1996.
Section 382 imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The sale of the Company's common stock in its secondary offering gave rise to an increase in percentage ownership by certain stockholders for this purpose. Based upon the advice of its counsel, Cleary, Gottlieb, Steen & Hamilton, the Company believes that such percentage increase did not give rise to an ownership change under
Section 382. However, no assurance can be given that future transactions, whether within or outside the control of the Company, will not cause a change in ownership, thereby substantially limiting the potential utilization of the NOLs in a given future year. In the event that an ownership change should occur, utilization of Continental's NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock (including both common and preferred stock) at the time of the ownership change by the applicable long-term tax exempt rate (which was 5.63% for September 1996). Unused annual limitations may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, Continental's NOL utilization would be limited to approximately $100 million per year.

In connection with the Company's 1993 reorganization under Chapter 11 of the U.S. bankruptcy code effective April 27, 1993 (the "Reorganization") and the recording of assets and liabilities at fair market value under the American Institute of Certified Public Accountants' Statement of Position 90-7 - "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company recorded a deferred tax liability at April 27, 1993, net of the amount of the Company's estimated realizable NOLs as required by Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes." Realization of a substantial portion of the Company's NOLs will require the completion during the five-year period following the Reorganization of transactions resulting in recognition of built-in gains for federal income tax purposes. The Company has consummated one such transaction, which had the effect of realizing approximately 40% of the built-in gains required to be realized over the five-year period, and currently intends to consummate one or more additional transactions. If the Company were to determine in the future that not all such transactions will be completed, an adjustment to the net deferred tax liability of up to $116 million would be charged to income in the period such determination was made.

CMI

CMI's operating profit margins have consistently been greater than the Company's margins overall. In addition to its non-stop service between Honolulu and Tokyo, CMI's operations focus on the neighboring islands of Guam and Saipan, resort destinations that cater primarily to Japanese travelers. Because the majority of CMI's traffic originates in Japan, its results of operations are substantially affected by the Japanese economy and changes in the value of the yen as compared to the dollar. Appreciation of the yen against the dollar during 1993 and 1994 increased CMI's profitability and a decline of the yen against the dollar may be expected to decrease it. The yen has declined against the dollar during 1996 as compared to 1995. To reduce the potential negative impact on CMI's dollar earnings, CMI, from time to time, purchases average rate options as a hedge against a portion of its expected net yen cash flow position. Any significant and sustained decrease in traffic or yields to and from Japan could materially adversely affect Continental's consolidated profitability.

Principal Stockholders

As of September 30, 1996, Air Canada held approximately 10.0% of the common equity interests and 4.0% of the general voting power of the Company, and Air Partners, L.P. ("Air Partners") held approximately 9.8% of the common equity interests and 39.3% of the general voting power of the Company. In addition, assuming exercise of all of the warrants held by Air Partners, approximately 23.2% of the common equity interests and 52.0% of the general voting power would be held by Air Partners. Air Canada has announced its intention to divest its interest in the Company during December 1996 or early 1997, subject to market conditions. At any time after January 1, 1997, shares of Class A common stock may be freely converted into an equal number of shares of Class B common stock. Such conversion would effectively increase the relative voting power of those Class A stockholders who do not convert.

Various provisions in the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") currently provide Air Partners with the right to elect one-third of the directors in certain circumstances; these provisions could have the effect of delaying, deferring or preventing a change in control of the Company.

Risk Factors Relating to the Airline Industry

Industry Conditions and Competition

The airline industry is highly competitive and susceptible to price discounting. The Company has in the past both responded to discounting actions taken by other carriers and initiated significant discounting actions itself. Continental's competitors include carriers with substantially greater financial resources, as well as smaller carriers with lower cost structures. Airline profit levels are highly sensitive to, and during recent years have been severely impacted by, changes in fuel costs, fare levels (or "average yield") and passenger demand. Passenger demand and yields have been adversely affected by, among other things, the general state of the economy, international events and actions taken by carriers with respect to fares. From 1990 to 1993, these factors contributed to the domestic airline industry's incurring unprecedented losses. Although fare levels have increased recently, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major United States airline would likely result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

The airline industry has consolidated in past years as a result of mergers and liquidations and may further consolidate in the future. Among other effects, such consolidation has allowed certain of Continental's major competitors to expand (in particular) their international operations and increase their market strength. Furthermore, the emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major United States airlines. In many cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be readily available to start-up carriers. Although management believes that Continental is better able than some of its major competitors to compete with fares offered by start-up carriers because of its lower cost structure, competition with new carriers or other low cost competitors on Continental's routes could negatively impact Continental's operating results.

Regulatory Matters

In the last several years, the United States Federal Aviation Administration (the "FAA") has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. The Company expects to continue incurring expenses for the purpose of complying with the FAA's noise and aging aircraft regulations. In addition, several airports have recently sought to increase substantially the rates charged to airlines, and the ability of airlines to contest such increases has been restricted by federal legislation, U.S. Department of Transportation regulations and judicial decisions.

Management believes that the Company benefitted significantly from the expiration of the aviation trust fund tax (the "ticket tax") on December 31, 1995, although the amount of any such benefit directly resulting from the expiration of the ticket tax cannot precisely be determined. The ticket tax was reimposed on August 27, 1996, and is again scheduled to expire on December 31, 1996. Management believes that the reimposition of the ticket tax has a negative impact on the Company, although the amount of such negative impact directly resulting from the reimposition of the ticket tax cannot be precisely determined.

Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. Continental cannot predict what laws and regulations may be adopted or their impact, but there can be no assurance that laws or regulations currently proposed or enacted in the future will not adversely affect the Company.